FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Hits 34.0 g/t and 22.7 g/t at Surface in Golden Summit Fence 9 Drilling

July 11, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide assay results from Fence 9 of the ongoing drill program underway at the Company’s Golden Summit project outside Fairbanks, Alaska.

Holes in Fence 9 covered an area approximately 500 feet in length, testing for gold mineralization further into the hanging wall of the structures that were discovered during the bulk sampling of the material in the area of the old Beistline shaft.  Approximately 6,000 tons of material was sampled and stockpiled from this area last fall.  During the collection of this sample gold mineralization was noted for the first time to extend well away from the principal high-grade veins that were historically mined in this area, with mineralization extending up to 100 feet south of the main Cleary Hill/Beistline structure.  The sample pit in this area was approximately 30 feet wide, with 3-foot long vertical channel samples taken in the walls of the pit returning 616.7 g/t, 4.6 g/t and 65.3 g/t on approximately 10 foot spacings. The shallow drilling in Fence 9 was designed to further test for gold mineralization in this bleed-zone up to 80 feet away from the main Beistline structure.

As with the previous fences in this program, holes in Fence 9 employed shallow, close-spaced drilling to better define the mineralization and structures in the system. All of the holes were drilled vertically, with an average hole depth of 68 feet (maximum 78 feet).  Holes 338 to 363 were drilled vertically along an east-west direction with holes spaced 20 feet apart.  A further 11 holes (407 to 417) were subsequently drilled in between holes 343 to 354 to tighten this spacing down to 10 feet.  Significant higher-grade intervals from Fence 9 include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
342	0	78	78	1.13	0.033
including	33	45	12	4.81	0.140
347	0	78	78	2.27	0.066
Including	0	3	3	33.95	0.990
including	0	15	15	8.23	0.240
including	33	78	45	1.13	0.033
350	0	3	3	22.65	0.661
	48	66	18	1.50	0.044
414	42	66	24	3.19	0.093
including	57	66	9	5.60	0.163
351	48	72	24	2.95	0.086
Including	48	51	3	5.47	0.160
including	54	57	3	6.98	0.204
360	0	18	18	1.00	0.029

Mineralization within these holes continues to confirm what was seen within the bulk sample pit.  .  The 33.95 g/t intersected in drilling corresponds very well with prior surface channel sampling in the same area that returned 22.3 g/t over 15 feet, oriented perpendicular to the strike of the Beistline structure, and sitting a further 50 feet away from the final walls of the sample pit.  The 22.65 g/t intercept is a new discovery, as this was outside the area previously sampled at surface in the proximity to the pit.

Ongoing drilling continues to occur within this area, along with further fences and in-fill drilling back within the areas previously tested in Fences 4 and 5.

Drilling is being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is also discovering new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  A 10,000-ton bulk sample collected in the fall of 2006 was successful in uncovered numerous zones of high-grade surface gold mineralization.  Pending permit completion, on-site processing of this bulk sample material plus additional high-grade surface mineralization is expected to commence in late summer 2007.  Freegold has also optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

6,000 ton
Beistline pit
bulk sample
Fence 9
Drill Hole
Locations
363
362
361
360
359
358
357
356
355
354
417
353
416
352
415
351
414
350
413
349
412
348
411
347
410
346
409
345
408
344
407
343
406
342
341
340
339
338
Fence 3
Fence 2
Fence 1
Fence 9
Fence 4
Fence 5
Fence 6

N
0
feet
400

FREEGOLD VENTURES LIMITED
Golden Summit Project, Alaska
Cleary Hill Mine Area
RAB Drill Fence 9
Drill Hole Locations